Filed Pursuant to Rule 433

Registration Statement No. 333- 293923

May 5, 2026

AMPHENOL CORPORATION

Final Term Sheet

May 5, 2026

Issuer:	Amphenol Corporation (the “Company”)
Legal Entity Identifier (LEI) Code:	549300D3L3G0R4U4VT04
Expected Ratings (Moody’s / S&P)*:	A3 (Stable) /A- (Positive)
Trade Date:	May 5, 2026
Settlement Date**:	May 12, 2026 (T+5)
Description of the Securities:	3.375% Senior Notes due 2029	3.875% Senior Notes due 2034
Principal Amount:	€600,000,000 (the “2029 Notes”)	€500,000,000 (the “2034 Notes”)
Maturity Date:	May 12, 2029	May 12, 2034
Coupon (Interest Rate):	3.375%	3.875%
Price to Public:	99.983% of the principal amount	99.973% of the principal amount
Yield to Maturity:	3.381%	3.879%
Mid-Swap Yield:	2.881%	3.029%
Spread to Mid-Swap Yield:	+50 bps	+85 bps
Benchmark Security:	DBR 2.100% due April 12, 2029	DBR 2.200% due February 15, 2034
Spread to Benchmark Security:	+68.5 bps	+91.3 bps
Benchmark Security Price and Yield:	98.340; 2.696%	94.740; 2.966%
Interest Payment Dates:	Payable annually on May 12 of each year, commencing May 12, 2027	Payable annually on May 12 of each year, commencing May 12, 2027

Redemption Provision:

Prior to the Par Call Date, the Company may redeem the 2029 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on the Par Call Date) on an annual (ACTUAL/ACTUAL (ICMA)) basis at a rate equal to the comparable government bond rate, plus 15 basis points, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2029 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the 2029 Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Prior to the Par Call Date, the Company may redeem the 2034 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 Notes matured on the Par Call Date) on an annual (ACTUAL/ACTUAL (ICMA)) basis at a rate equal to the comparable government bond rate, plus 15 basis points, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2034 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the 2034 Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2034 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Par Call Date:	April 12, 2029 (one month prior to the maturity date)	February 12, 2034 (three months prior to the maturity date)
Redemption for Tax Reasons:	If certain events occur involving changes in tax law, the Company may redeem the Notes of a series, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with interest accrued and unpaid to, but not including, the date fixed for redemption.
CUSIP / Common Code / ISIN:	032095 BD2 / 336896096 / XS3368960962	032095 BC4 / 331622583 / XS3316225831
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange.

Other Information
Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Limited Commerzbank Aktiengesellschaft HSBC Bank plc BNP PARIBAS J.P. Morgan Securities plc Mizuho International plc
Senior Co-Manager:	Standard Chartered Bank
Co-Managers:	ING Bank N.V., Belgian Branch Siebert Williams Shank & Co., LLC
Stabilization:	FCA/ICMA
Target Market:	MiFID II and UK MiFIR professionals/ECPs-only/ No EEA PRIIPs KID or UK PRIIPs KID/ CCI product summary

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Notes will be ready for delivery in book-entry form only through a common depositary for Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), on or about May 12, 2026, which is the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to as “T+5”). You should be advised that trading of the Notes may be affected by the T+5 settlement. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to such trade expressly agree otherwise. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisor.

No EEA PRIIPs KID or UK PRIIPs KID/CCI product summary – No EEA PRIIPs KID and no UK PRIIPs key information document (KID)/CCI product summary has been prepared as the notes are not available to retail investors in the EEA or the UK.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847, Citigroup Global Markets Limited toll-free at 1-800-831-9146, Commerzbank Aktiengesellschaft toll-free at 1-800-233-9164 and HSBC Bank plc toll-free at 1-866-811-8049.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.